UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16393

BMC Software, Inc.

(Exact name of registrant as specified in its charter)

2101 CityWest Boulevard

Houston, TX 77042-2827

(713) 918-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

a) Common Stock, par value $0.01 per share

b) Preferred Stock Purchase Rights

c) 7.25% Notes due 2018

d) 4.25% Notes due 2022

e) 4.50% Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date: (a) 1, (b) 0, (c) 75, (d) 42 and (e) 34

Pursuant to the requirements of the Securities Exchange Act of 1934 BMC Software, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 20, 2013

BMC SOFTWARE, INC

By:	/s/ Christopher C. Chaffin
Name:	Christopher C. Chaffin
Title:	Vice President, Deputy General Counsel & Asst. Secretary